Filed by Scient Corporation

                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                  deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                          Subject Company: iXL Enterprises, Inc.
                                                   Commission File No. 000-26167


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects ", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, iXL Enterprises and Scient Corporation will file a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention:

Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

         The following press release was issued by Scient Corporation:

INVESTOR RELATIONS:                           MEDIA RELATIONS:
Theresa A. Matacia, CFA                       Katie McManus
415/602-6833                                  646/487-5102
tmatacia@scient.com                           kmcmanus@scient.com


                      SCIENT REPORTS JUNE QUARTER RESULTS

NEW YORK, July 31, 2001 - Scient Corp. (NASDAQ: SCNT), The eBusiness Innovator(TM), today reported its financial results for its first fiscal quarter ended June 30, 2001.

     As a result of continued weakness in the market environment, revenues for the first fiscal quarter totaled $11.3 million compared to $91.4 million in the same period a year ago, and declined 58% versus the March 2001 quarter.

     On a pro-forma basis, Scient reported an operating loss of $14.8 million (before restructuring charges, and excluding amortization of intangible assets and stock compensation charges), and a net loss per diluted share of $0.20 for the June 2001 quarter. This compares to a pro forma operating loss of $31.7 million, or a net loss per diluted share of $0.38, in the March quarter, and pro forma operating income of $5.2 million, or a net gain of $0.06 per diluted share in the same period a year ago. Scient recorded a pretax restructuring charge of $50.3 million in the June quarter to cover severance, surplus real estate, and IT-related assets. The cash portion of the restructuring charge totaled approximately $40 million.

     Scient ended the June quarter with 510 total colleagues compared to 1,333 at March 31, 2001. On April 11, Scient announced a restructuring plan, which included office consolidations, and approximately 675 job eliminations, with potential of eliminating an additional 175 positions, depending on future business conditions. By the end of June, Scient had eliminated approximately 780 of the 850 targeted positions. A number of colleagues stayed beyond June 30th to help transition the business to New York. On Friday, July 20th, Scient eliminated additional colleagues that were part of the restructuring announced in April.

     Scient ended the quarter with $115 million in cash and cash equivalents. This represents a decline of $46 million from the March 31st total of $161 million and is slightly better than the $100-$110 million quarter-end range that was anticipated.

     Commenting on the Scient's performance in the June quarter, Bob Howe, Chairman and CEO of Scient stated, "The economic weakness continues to be the predominant factor impacting our business. To date, we have seen no convincing sign of a recovery in the economy. Our clients have yet to see an improvement in their pipelines which continues to put pressure on IT spending initiatives."

     On a more positive note, Mr. Howe noted, "We have successfully undergone a repositioning of our operating strategy, one that represents a fundamental change in our business from building end-to-end ebusinesses to using ebusiness to create real results for our clients. The announcement today regarding our pending merger with iXL Enterprises will expand the scope and impact of our services and uniquely position the new Scient with a broader and deeper range of solutions that address the needs of the market.

Fiscal Q1 Operational Highlights

o    Served 26 clients, including 10 new clients:
     >> All clients served were enterprise or enterprise-backed clients across global business units
     >>  5 international clients

o Scient's top five clients accounted for 49% of revenue in the quarter compared to 62% in the March quarter. Our largest client, JP Morgan Chase, accounted for approximately 13% of revenue while Key Energy Group accounted for11% of revenue in the quarter.

o Ongoing relationships with global enterprise clients including American Tool Company, AXA, Boots, BP Amoco, Chicago Field Museum, Fairchild Semiconductor, The FlatIron Partners, Genzyme, Key Energy Group, J.P. Morgan Chase, McNeil Consumer Healthcare, Morgan Stanley, Royal & Sun Alliance, Schneider Logistics, Societe Generale, Sun Microsystems, UBS Warburg, Verizon, and Xcel Energy.


     Scient will be holding a conference call to discuss June quarter results today, July 31, at 9 a.m. (EDT)/6:00 a.m. (PDT). Access to the call is as follows:

United States:             (800) 406-5345; Passcode:  536665
Outside United States:     (913) 661-0825; Passcode:  536665

         A replay of the July 31st call will be available through August 7, 2001. Access to the replay is as follows:

United States:             (888) 203-1112; Passcode:  536665
Outside United States:     (719) 457-0820; Passcode:  536665

About Scient(R): Scient delivers real results for clients, using extensive eBusiness experience to reduce cost and create new revenue opportunities, based on:

          eBusiness Focus: From the start, Scient's only business has been eBusiness, allowing Scient to gain unequaled know-how, from strategy development through implementation;

          Industry Expertise: Scient's extensive industry-specific experience in identifying and delivering eBusiness initiatives with high impact; and

          Proven Approach: Scient's dynamic integration of strategy, customer experience and technology that drives powerful and differentiated results, faster.

Since 1998, Scient has completed projects for 165 clients, from Global 2000 businesses to start-ups. Headquartered in New York, Scient has offices in London and in key regions throughout the United States. For more information, please go to www.scient.com or call 917-534-8200.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this press release constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include but are not limited to statements regarding the proposed merger between Scient and iXL Enterprises and the expected outcome thereof, statements regarding the scope, nature and timing of Scient's expected restructuring activities and the anticipated impact of those activities, our expectations regarding the future success of the business, future profitability, break-even point, margins, cash position, restructuring charges, and other operating and financial results, and the success of our strategy and corresponding client demand for our services. These statements are only projections. Actual events or results may differ materially. Factors that could cause or contribute to such differences include but are not limited to, the timing and size of client demand for Scient's services; the potential loss of or delay by major clients; Scient's ability to hire, train and retain the appropriately skilled and qualified personnel; Scient's ability to attract and retain new clients; Scient's ability to develop successful relationships with partners and other third parties; our ability to accurately price our projects and to meet client expectations; our ability to manage and expand international operations; our ability to predict and offer responsive services to meet market demand; the highly competitive market in which we operate; the efficiency and success of our accounts receivable efforts; the accuracy of our internal reporting and management systems; our reliance on a limited number of clients and our lack of long-term contracts; and the development and sustainability of a market for Scient's services. This list should not be considered inclusive of all risk factors. In evaluating these statements, you should specifically consider various factors, including the risks factors listed in our Form 10-K for the period ended March 31, 2001 filed with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.

                                       #

                               SCIENT CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                           Three Months Ended
                                                                June 30,
                                                       -------------------------
                                                         2001             2000
                                                       --------         --------
                                                         (unaudited)
Revenues                                               $ 11,306         $ 91,361

Operating expenses
       Professional services                             13,370           38,094
       Selling, general and administrative               14,413           47,790
       Restructuring Costs                               50,261                -
       Stock compensation                                 1,201            2,918
                                                       --------         --------
Total operating expenses                                 79,245           88,802
                                                       --------         --------

Income (loss) from operations                           (67,939)           2,559

Interest and other income, net                            1,631            3,222
                                                       --------         --------
Income/(loss) before income taxes                       (66,307)           5,781
                                                       --------         --------
Net income/(loss)                                      $(66,307)        $  5,781
                                                       ========         ========

Net income/(loss) per share:
            Basic                                      $  (0.94)        $   0.09
            Diluted                                    $  (0.94)        $   0.07

Weighted average common shares:
            Basic                                        70,213           64,035
            Diluted                                      70,213           81,774

Pro forma information: (unaudited)
       Pro forma net income/(loss) {a}                 $(14,846)        $  5,219
       Pro forma net income/(loss)
          per diluted share {a}                        $  (0.20)        $   0.06

       Shares used in computing pro forma
         net income/(loss) per diluted share             75,127           81,774

(a) Excludes stock compensation, amortization of intangible assets, restructuring costs, and includes pro forma tax expense of 40% for the quarter ended June 30, 2000

                               SCIENT CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                     ASSETS

                                                       June 30,       March 31,
                                                        2001            2001
                                                       --------       ---------
                                                       naudited)
Current assets
Cash and cash equivalents                              $ 68,745        $ 93,601
Restricted Cash                                          26,683          18,626
Short-term investments                                   19,696          48,846
Accounts receivable, net                                 10,330          27,139
Prepaid expenses and other                                8,477          18,203
                                                       --------        --------
Total current assets                                    133,932         206,415

Long-term investments                                         -
Property and equipment, net                              10,942           8,278
Intangibles, net                                              -           9,351
                                                       --------        --------
                                                       $144,873        $224,044
                                                       ========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable                                          1,862           6,357
Accrued compensation and benefits                        13,040          15,047
Accrued other expenses                                   50,963          57,324
Deferred revenue                                             85             105
Capital lease obligations, current                        3,361           3,892
                                                       --------        --------
Total current liabilities                                69,311          82,725

Capital lease obligations, long-term                      2,019           2,614
                                                       --------        --------
                                                       $ 71,330        $ 85,339
                                                       --------        --------

Stockholders' equity
Common stock                                                  7               7
Additional paid-in capital                              312,623         313,866
Unearned compensation                                    (3,932)         (6,321)
Accumulated deficit                                    (235,155)       (168,847)
                                                       --------        --------
Total stockholders' equity                               73,543         138,705
                                                       --------        --------
                                                       $144,873        $224,044
                                                       ========        ========


       See notes to interim condensed consolidated financial statements.